02042666

82- SUBMISSIONS FACING

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Cartibre Group Ltd.

*CURRENT ADDRESS Suite 1501, 8 King St. East
Toronto, Ontario
Canada M5C 1B5

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

FILE NO. 82- 2222 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 7/16/02

Can Fibre

THE CANFIBRE GROUP LTD.

2000 ANNUAL REPORT

PRESIDENT'S LETTER TO SHAREHOLDERS

It has been a tumultuous year for CanFibre. During that year, we have endured:

- The bankruptcy of Stone & Webster
- The bankruptcy of Kafus Industries
- The chaos of California's power markets
- The Chapter 11 protection for Riverside

That CanFibre is still alive is a surprise to many. And as I look forward, I am more optimistic about this Company's fortunes than I have been for many months.

The Riverside facility has remained closed during an extended cessation of operations while we have sought some form of restructuring or sale of the facility. While we are close to finalizing a transaction, it may be several weeks before all details are worked out. Regardless of the outcome of this process, CanFibre is unlikely to play a significant role in the future of the Riverside facility. This is sad for all of us because despite the poor performance of our contractor, and the devastating effect of the state's unreliable power supply, our team in Riverside did an amazing job of proving that the facility could produce an excellent product that was well respected in the marketplace. Unfortunately, external factors left us in a situation of having too little, too late. Despite this, we should all be proud of the determination and vigor that the Riverside team displayed. My heartfelt appreciation goes out to all people who have played a part in that facility.

The Lackawanna facility has experienced more good fortune than its sister. Clearly a second facility will benefit from the experience of the first-of-its-kind facility that was Riverside. Despite this, Lackawanna still has had to contend with losing its Contractor smack in the middle of construction of the facility. There may have been a silver lining in this, however, as CanFibre has experienced a construction process that was on-time and on-budget for the first time only since the contractor left the site in May 2000.

Despite experiencing personnel changes, CanFibre's Engineering and Construction team did a remarkable job in completing the Lackawanna facility in a first class manner. In an almost seamless transition, the Lackawanna Operations team started the facility in December 2000 and is looking at completing its own Final Performance Tests by the end of June 2001.

Unfortunately, CanFibre suffered significant losses that resulted from the contractor fraudulently using CanFibre's payments to the contractor for its own uses, thus leaving CanFibre in a position of having to double-pay several million dollars to keep the construction process alive. As a result, Lackawanna has had to make significant use of its cash reserves. If further setbacks can be avoided, the Lackawanna facility should be self-sufficient on an operating basis in the next few months and from there will look forward to becoming a profitable facility after debt costs by the end of 2001. If this can be achieved, The CanFibre Group Ltd. can once again look forward to a bright future. Many things have to go right to make this happen, but in Lackawanna, there is already a history of things going right.

In August, I will complete my ninth year of leading CanFibre. It seems that every year, I conclude with the same message: "We may have suffered many setbacks that are not of our own making but one thing is certain: the management of CanFibre has never strayed from its goal of becoming a world leader in the production of high quality MDF from urban waste materials."

As we look ahead, for the first time in our history, we almost completely control our own destiny (the uncertainty of power markets is an external problem facing all manufacturing companies throughout North America). We have proven that we don't need to be reliant on third parties for construction (Stone & Webster), for sales (Timber Products), for management (Kafus), or for financial support (Enron). In every case, our own management teams have excelled where these external relationships have failed us – and our future looks brighter than ever because of it.

The next 12 months will be a defining period for CanFibre – truly a make it or break it year. After 9 years of finding solutions to endless problems, I wouldn't give up on us yet.



Christopher D. Carl
President and CEO,
The CanFibre Group Ltd.

ALLGREEN MDF — SETTING A NEW GLOBAL STANDARD

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of The CanFibre Group Ltd. as at December 31, 2000 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 1999 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 25, 2000.

PKF Hill LLP

PKF Hill LLP
Chartered Accountants
Toronto, Ontario
May 4, 2001

CONSOLIDATED BALANCE SHEETS

The CanFibre Group Ltd. (expressed in U.S. dollars)

	December 31, 2000	December 31, 1999
ASSETS		
Current assets:		
Cash and cash equivalents	$ 890,113	$ 1,104,051
Promissory note receivable (note 5)	-	9,500,000
Accounts receivable	120,309	409,516
Inventory (note 6)	1,079,161	987,150
Advances, prepaids and other	290,794	155,884
Prepaid interest - current portion	-	962,402
	2,380,377	13,119,003
Restricted cash (note 7)	14,852,439	73,221,482
Investment in Kafus Industries Ltd. (note 8)	-	257,818
Capital assets (note 9)	89,807,492	150,821,929
	107,040,308	237,420,232
Intangible assets:		
Deferred financing costs, net of accumulated amortization of $933,403 (1999 - $1,387,829)	17,465,536	37,520,356
Acquired revenue contract, net of accumulated amortization of $Nil (1999 - $3,333,333)	-	6,666,667
Licence and technology rights, net of accumulated amortization of $Nil (1999 - $1,628,335)	-	2,804,088
Deferred project development costs	-	7,051,834
Deferred start up costs	4,415,320	8,133,158
	21,880,856	62,176,103
	$ 128,921,164	$ 299,596,335

CONSOLIDATED BALANCE SHEETS

The CanFibre Group Ltd. (expressed in U.S. dollars)

	December 31, 2000	December 31, 1999
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,887,331	$ 5,151,262
Loan payable	192,124	192,124
Payable to related parties (note 8)	2,312,688	618,869
Current portion of long-term debt (note 10)	-	42,661
	4,392,143	6,004,916
Payables funded by restricted cash:		
Construction-in-progress	1,734,192	11,097,768
Interest payable	744,782	4,838,417
	6,871,117	21,941,101
Long-term debt (note 10)	122,000,000	227,269,652
Notes payable to Kafus Industries Ltd. (note 12)	21,344,080	19,815,082
Deferred credit, net of accumulated amortization of $261,885 (1999 - $464,069) (note 12)	3,324,915	8,888,615
Non-controlling interests (note 13)	8,904,025	13,168,369
	162,444,137	291,082,819
Shareholders' equity (deficiency):		
Share capital (note 14)	32,216,774	32,216,774
Deficit	(65,868,464)	(23,340,861)
Cumulative translation adjustment	128,717	(362,397)
	(33,522,973)	8,513,516
Contingencies (note 16)		
Commitments (note 17)		
	$ 128,921,164	$ 299,596,335

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board:

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

The CanFibre Group Ltd. (expressed in U.S. dollars)

	Year ended December 31, 2000	Year ended December 31, 1999
Revenue:		
Sales	$ 4,474,541	$ -
Interest and dividend income	290,074	241,161
Accounts receivable	4,764,615	241,161
Expenses		
Cost of sales	11,304,979	-
Interest, including amortization of deferred financing costs of $407,570 (1999 - $244,281)	11,224,788	2,673,461
Write-down and amortization of assets (note 15)	39,986,484	1,881,959
Salaries and benefits	1,730,274	1,580,425
Consulting, management and professional fees	3,836,347	1,976,757
Office and general	1,758,691	465,904
	69,841,563	8,578,506
Loss before undernoted	(65,076,948)	(8,337,345)
Other (income) loss		
Foreign exchange gain	104,433	(78,869)
Gain on sale of marketable securities	-	(88,822)
Gain on wind-up of CanFibre of Riverside Inc. ("CanFibre Riverside") (note 4)	(22,747,252)	-
Write-off of investment in Kafus Industries Ltd. (note 8)	257,818	-
	(22,385,001)	(167,691)
Loss before non-controlling interests	(42,691,947)	(8,169,654)
Dividends payable to non-controlling interests	(100,000)	(200,000)
Non-controlling interests share of loss	264,344	331,631
Net loss	(42,527,603)	(8,038,023)
Deficit, beginning of year	(23,340,861)	(15,302,838)
Deficit, end of year	$ (65,868,464)	$ (23,340,861)
Loss per share	$ 1.15	$ 0.21

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The CanFibre Group Ltd. (expressed in U.S. dollars)

	December 31, 2000	December 31, 1999
Operating activities		
Net loss	$ (42,527,603)	$ (8,038,023)
Add items not involving cash:		
Accrued interest added to principal balance of payable to related parties	-	1,558,279
Amortization and write-down of assets (note 15)	49,140,904	2,966,615
Non-controlling interests	(264,344)	(331,361)
Gain on sale of marketable securities	-	(88,822)
Write-off of investment in Kafus Industries Ltd.	257,818	-
	6,606,775	(3,933,312)
Promissary note receivable	9,500,000	-
Accounts receivable	289,207	(379,869)
Inventory	(92,011)	(987,150)
Prepaid expenses	(134,910)	(116,127)
Accounts payable and accrued liabilities	(3,225,727)	4,783,452
Net change in non-cash working capital items	6,336,559	3,300,306
Cash flows from operating activities	12,943,334	(633,006)
Financing activities		
Increase in notes payable to Kafus Industries Ltd.	1,528,998	-
Issuance of share capital	-	342,510
Increase (decrease) in long-term debt	(105,312,313)	12,140,604
Decrease in non-controlling interests	(4,000,000)	-
Proceeds from forward delivery agreements	-	3,586,800
Deferred financing costs	(211,476)	(879,477)
Loan payable	-	24,592
Payable to related parties	1,655,615	295,485
Cumulative translation adjustment, net	491,114	-
Cash flows from financing activities	(105,848,062)	15,510,514
Investing activities		
Additions to capital assets	(36,511,342)	(71,296,624)
Additions to license and technology rights	(7,935)	-
Deferred project development costs	(49,063)	(254,513)
Deferred start-up costs	(4,226,794)	(7,268,906)
Write-down of capital assets - CanFibre Riverside (note 4)	93,798,268	-
Write-off of deferred credit - CanFibre Riverside (note 4)	(5,224,176)	-
Restricted cash	58,369,043	60,113,155
Changes in payables funded by restricted cash	(13,457,211)	4,567,524
Other	-	108,832
Cash flows from investing activities	92,690,790	(14,030,532)
Increase (decrease) in cash and cash equivalents	(213,938)	846,976
Cash and cash equivalents, beginning of year	1,104,051	257,075
Cash and cash equivalents, end of year	$ 890,113	$ 1,104,051

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The CanFibre Group Ltd. (expressed in U.S. dollars) Year ended December 31, 2000

1. Principles of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries. The two principal subsidiaries, CanFibre of Riverside, Inc. ("CanFibre Riverside") and CanFibre of Lackawanna LLC ("CanFibre Lackawanna") were each incorporated to develop and commercialize technology for the production of composite wood products using solid waste materials such as wood, waste paper and other recycled wood fibres in the United States.

Subsequent to the year end, CanFibre Riverside ceased operations (note 4).

2. Going Concern

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The CanFibre Group Ltd. (together with its subsidiaries, the "Company") was incorporated on March 30, 1984 under the laws of The Province of Ontario. It operates as a single operating and geographic segment.

The Company, through CanFibre Riverside and CanFibre Lackawanna, received two separate allocations of tax-exempt bonds. The proceeds have been used to finance the construction of medium density fibreboard ("MDF") plants located in Riverside, California and Lackawanna, New York. In 1997, CanFibre Riverside acquired the land for the Riverside project and commenced development activities. The majority of the construction of the project was completed in July 1999, and commercial operations commenced in the second quarter of 2000. Subsequent to year end, the Company wound up the Riverside operation (note 4).

In 1998, CanFibre Lackawanna acquired the land for the Lackawanna project and commenced construction. Significant project construction commenced in 1999 and was completed in 2000. Commercial operations are expected to commence in 2001.

Delays in completion of the CanFibre Lackawanna facility resulted from the termination on May 2, 2000, by the Company of its engineering, procurement and construction contract with Stone & Webster Engineering Corporation ("SWEC"). Contingency funds were used to cover payments that SWEC failed to make to sub-contractors and vendors. Additional funds were then required to pay start-up expenditures. The Company was granted approval by its secured creditors to use restricted cash for this purpose but, additional capital is required. As of May 4, 2001, the Company has not been able to generate positive cash flows from its operations and is experiencing a critical working capital shortage.

Liquidity has also been adversely effected by the bankruptcy of Kafus Industries Ltd. ("Kafus") (note 8). Kafus was the Company's parent company, and has ceased to provide additional funding. The Company has suffered recurring losses and has not generated profitable operations since inception. Production costs have been adversely affected due to energy and raw material costs increasing significantly.

The continuance of the Company as a going concern is dependent on obtaining additional financing and the avoidance of any cash costs from early mandatory redemptions of debt. Management of the Company is currently exploring alternatives for obtaining this additional capital. If the Company is unable to achieve these objectives, it may be obligated to liquidate certain assets in settlement of liabilities and the value received on settlement may be less than the assets' carrying value, as occurred in CanFibre Riverside (note 4).

The continuance of the Company as a going concern is also dependant on an orderly transition to commercial operations. CanFibre Lackawanna is expected to commence commercial operations in the third quarter of 2001. Management expects that the experience gained with CanFibre Riverside will result in the successful transfer of the CanFibre Lackawanna facility from the development to operating stages.

3. Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) Subsidiaries

The common shares of the Company's subsidiaries are wholly-owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates to these financial statements primarily relate to the underlying value and recoverability of capital and intangible assets, which are dependent upon the completion of projects in progress and the attainment of profitable operations (note 2).

(c) Foreign currency translation

These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. Certain operations within the consolidated entity use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average exchange rate for the period for amounts included in the determination of income. Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity in the consolidated balance sheet.

Other foreign exchange gains and losses are included in income.

(d) Cash and cash equivalents

Cash and cash equivalents consists of cash, demand deposits with banks and highly liquid investments with maturity dates within three months of purchase.

(e) Inventory

Inventory consists of wood chips, raw wood, resin, wax, work-in-progress and finished goods, and is stated at the lower of cost and market. Cost is determined on a first-in, first-out basis.

(f) Capital assets

Capital assets are recorded at cost, including capitalized interest and other direct development costs. Capital assets represented by construction-in-progress will be amortized upon commencement of commercial operations over the specific assets' estimated useful lives. Management defines the reaching of commercial operations as the quarter in which a facility has the capability to produce at 50% of capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. Other capital assets are amortized over their estimated useful lives. The carrying value of CanFibre Riverside capital assets was reduced to liquidation values at December 31, 2000 (note 4).

Interest income earned and interest costs incurred on tax-exempt bonds are capitalized to construction-in-progress for the CanFibre Lackawanna facility. Interest income on taxable bonds is recognized as revenue when earned. Interest expense incurred on the taxable bonds is capitalized to the extent of the amount of funds utilized for construction-in-progress with the excess recognized as interest expense.

(g) Deferred financing costs

The costs of obtaining long-term debt are deferred and amortized on a yield basis over the term of the related debt. Costs and accumulated amortization relating to obtaining long-term debt for the CanFibre Riverside facility have been written off in 2000 (note 4).

(h) Acquired revenue contract

The cost of the acquired revenue contract is stated at cost and amortized on a straight-line basis over 10 years. The cost and accumulated amortization was fully written off in 2000.

(i) License and technology rights

License and technology rights acquired to develop the Company's wood products technology are stated at cost. License and technology rights costs incurred during the development stage are deferred and recorded at cost. They are to be amortized on a systematic basis when the technology reaches commercial feasibility, or will be written off if the related project is sold or abandoned. License and technology rights were amortized on a straight-line basis over the term of the related agreements which expire in June 2011 and December 2012. The cost and accumulated amortization of the license and technology rights were fully written off in 2000.

(j) Deferred project development costs

Costs incurred, net of recoveries, associated with the Company's development of markets for its products are capitalized. These costs were to be charged to income over the estimated useful life of the products, not to exceed five years, commencing with commercial operations of the Company's facilities. Deferred project development costs were fully written off in 2000.

3. Summary of Significant Accounting Policies - continued

(k) Deferred start-up costs

Costs associated with the start-up of new MDF plants include product line testing and pre-operating period expenditures (net of incidental revenues) are being deferred until the related plants commence commercial operations at which time they will be amortized over a period of five years.
Deferred start-up costs relating to the CanFibre Riverside facility have been fully written off in 2000 (note 4).

(l) Net recoverable value of capital and intangible assets

On an ongoing basis, management reviews the valuation and amortization of the capital and intangible assets, taking into consideration any events and circumstances which might have impaired the fair value and estimated future cash flows from the related operation. Capital and intangible assets are written down to their net recoverable amount when declines in the estimated value of the underlying operation are considered to be other than temporary.

(m) Revenue recognition

Revenue is recognized when products are shipped to the customer and no significant vendor obligation remains.

(n) Future income taxes

Effective January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the recommendations, the liability method of tax allocations is used, based on differences between the financial and tax bases of reporting assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The recommendations were applied retroactively. The effect of the recommendations on the operating 2000 financial statements was insignificant and, therefore, no adjustment was made.

(o) Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 14(c). No compensation expense is recognized for this plan when stock options are issued to employees as the exercise price of the option is equal to or greater than the market value of the common shares on the date of grant. Any consideration paid by the employees on exercise of stock options is credited to share capital.

(p) Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted per share amounts are not presented as the effect of outstanding convertible securities is anti-dilutive.

(q) Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation.

4. Wind-up of CanFibre Riverside Operations

The CanFibre Riverside facility did not achieve final completion in accordance with the requirements of the senior bond financing (the "bondholders") and subordinated note financing for the facility. On October 25, 2000, CanFibre Riverside voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code. By April 2001, the Company, in conjunction with the bondholders, decided to liquidate the assets of the Company with all of the estimated proceeds of $3,500,000 accruing to the bondholders.

In the 2000 financial statements, the Company has recognized a gain associated with the cessation of operations and liquidation of assets and liabilities as follows:

Assets		
Cash and cash equivalents	$	573,794
Restricted cash		17,125,849
Accounts receivable		1,258,963
Inventory		2,233,891
Advances, prepaids and other		168,294
Capital assets (written down to liquidation value of $3,500,000)		93,798,268
Deferred start-up costs		7,944,632
		123,103,691
Liabilities		
Accounts payable and accrued liabilities		19,679,334
Long-term debt (written down to residual value of $3,500,000)		114,453,191
Non-controlling interests		4,000,000
Payable to related parties - Kafus group		2,494,242
Deferred credit		5,224,176
		145,850,943
Gain on wind-up of CanFibre Riverside facility	$	22,747,252

5. Promissory Note Receivable

Under the Equity Subscription Agreement dated December 31, 1998, HSB Engineering Finance Corporation ("HSB Engineering") provided CanFibre Lackawanna with a non-interest bearing promissory note due on demand for the purchase of 100 preferred member units and one common member unit (collectively, the "Preferred Equity Interest") in CanFibre Lackawanna (note 13(a)). The promissory note was supported by a letter of credit which was fully drawn in 2000.

6. **Inventory**

	2000	1999
Raw materials	$ 56,244	$ 353,981
Work-in-progress	21,769	438,619
Finished goods	1,001,148	194,550
	$ 1,079,161	$ 987,150

7. **Restricted Cash**

	2000	1999
Lackawanna (a)	$ 14,852,439	$ 27,975,114
Riverside (b)	-	45,246,368
	$ 14,852,439	$ 73,221,482

Restricted cash is held pursuant to the terms of the CanFibre Riverside and CanFibre Lackawanna bond financings (note 10). As the funds are to be applied primarily to construction-in-progress or the settlement of non-current indebtedness, the restricted cash has been classified as a non-current asset.

(a) CanFibre Lackawanna

Bond and loan proceeds received by CanFibre Lackawanna from the Erie County Industrial Development Agency (the "Agency") and Commerzbank Aktiengesellschaft ("Commerzbank") are held in trust by a trustee pursuant to agreements between the Agency, Commerzbank, CanFibre Lackawanna and the trustee. The release of funds from trust is subject to CanFibre Lackawanna providing specific appropriate evidence that the costs are related to the CanFibre Lackawanna project.

In addition, pursuant to the Installment Sale Agreement, CanFibre Lackawanna is required to maintain additional restricted cash balances for construction funding and debt payment requirements.

(b) CanFibre Riverside

Funds lent to CanFibre Riverside under the CanFibre Riverside bonds issued by the California Pollution Control Financing Authority (the "Authority"), were held in trust pursuant to an agreement between the Authority and CanFibre Riverside. The restricted cash balance of $17,125,849 on account at CanFibre Riverside as at December 31, 2000 was written off to the gain on wind-up of CanFibre Riverside operations (note 4).

8. Kafus Industries Ltd. – Related Party Transactions

Kafus was the Company's parent. On August 22, 2000, a Receiving Order was made by the Supreme Court of British Columbia, adjudging Kafus to be bankrupt. In 2001 and subsequent to the bankruptcy proceedings, it was established that Enron North America Corp. had established ownership of the Company's share capital previously owned by Kafus.

At December 31, 2000 and 1999, the Company holds 139,735 common shares of Kafus. The market value of this investment at December 31, 2000 is $Nil (1999 - $1,249,230).

During 2000, the Company paid $243,539 (1999 - $195,916) in management fees to Kafus.

In addition to the promissory notes payable to Kafus (note 11), at Decemer 31, 2000, the Company had non-interest bearing, unsecured liabilities to Kafus (including its subsidiaries) of $2,312,688 (1999 - $618,869).

9. Capital Assets

	2000	1999
Furniture and equipment	$ 168,185	$ 157,684
Less: accumulated amortization	(143,687)	(89,974)
	24,498	67,710
Land	180,000	491,697
Land and buildings held for liquidation (note 4)	$ 3,500,000	-
Construction-in-progress	86,102,994	150,262,522
	$ 89,807,492	$ 150,821,929

Construction-in-progress is comprised of:

	2000	1999
Land	$ 1,146,553	$ 3,212,407
Building	55,986,435	63,423,195
Equipment	28,970,006	83,626,920
	$ 86,102,994	$ 150,262,522

During the year ended December 31, 2000, the Company capitalized interest to construction-in-progress in the amount of $7,243,204 (1999 - $12,990,020).

10. Long-term Debt

	2000	1999
CanFibre Lackawanna (a)		
Series 1998 bonds *(i)*	$ 90,000,000	$ 90,000,000
Subordinated promissory note payable *(ii)*	16,400,000	16,400,000
Subordinated loan *(iii)*	1,100,000	-
Income participation certificate Series 1998 *(iv)*	11,000,000	11,000,000
	118,500,000	117,400,000
CanFibre Riverside (b)		
Series 1997A bonds *(i)*	-	60,000,000
Series 1997B bonds (i)	-	25,000,000
Subordinated note payable *(ii)*	-	12,241,668
Income participation certificate *(iii)*	-	12,500,000
Other	-	170,645
Estimated payable on discontinuance of CanFibre Riverside operations (note 4)	3,500,000	-
	3,500,000	109,912,313
	122,000,000	227,312,313
Less: current portion of long-term debt	-	42,661
	$ 122,000,000	$ 227,269,652

(a) CanFibre Lackawanna

(i) Series 1998 bonds

On December 31, 1998, the Agency issued $25,000,000 in tax-exempt Series 1998 bonds and $65,000,000 in tax-exempt Series 1998 bonds (collectively the "Series 1998 Bonds"). The $25,000,000 tax-exempt bonds bear interest at 8.875% per annum payable semi-annually in arrears and mature December 1, 2013. The $65,000,000 tax-exempt bonds bear interest at 9.050% per annum payable semi-annually in arrears and mature December 1, 2025.

The Series 1998 Bonds are subject to early redemption at CanFibre Lackawanna's option commencing December 2010, at redemption prices that are at a premium to the unpaid principal amount then outstanding.

The Series 1998 Bonds require increasing annual sinking fund installments commencing in 2002. Future annual mandatory sinking fund installments on the Series 1998 Bonds for each of the fiscal years ending December 31 are as follows:

	2000
2001	$ -
2002	1,235,000
2003	1,345,000
2004	1,470,000
2005	1,610,000
Thereafter	84,340,000
	$ 90,000,000

Upon the occurrence of certain events, funds raised through the offering of the Series 1998 Bonds may be repaid by the Agency prior to maturity. Such a repayment would require an equivalent repayment by CanFibre Lackawanna under the Installment Sale Agreement.

The bonds are secured by all assets of CanFibre Lackawanna, including title to land, agreements, contracts, certificates, instruments, facility revenues, and other documents related to the CanFibre Lackawanna facility.

(ii) Subordinated promissory note payable

Pursuant to agreements dated December 1, 1998 between Enron North America Corp. (previously Enron Capital Trade & Resource Corp.) (together with affiliates, "Enron"), Commerzbank and CanFibre Lackawanna, Commerzbank provided CanFibre Lackawanna with loan proceeds of $16,400,000, less prepaid interest of $1,924,805. The prepaid interest was deferred and amortized on a straight line basis to December 31, 2000, being the maturity date of the Commerzbank loan. Principal repayments under the loan are to be made under an irrevocable, direct pay letter of credit issued by Enron with limited recourse to CanFibre Lackawanna. The subordinated promissory note for $16,400,000 will be payable to Enron bearing interest at 12.51% per annum accrued from the inception of the note, payable quarterly commencing March 1, 2007. Quarterly principal installments commence in March 2007 with the final payment due December 2013. Principal repayments can be deferred based on available funds within designated trust fund accounts with full payment due December 1, 2015.

(iii) Subordinated loan agreement

Under the Subordinated Loan Agreement between Enron and CanFibre Lackawanna, Enron has provided CanFibre Lackawanna with a $25,000,000 credit facility through the provision of three irrevocable, direct pay letters of credit. CanFibre Lackawanna has issued three secured subordinated promissory notes payable aggregating $25,000,000 to evidence its commitments under this credit facility. Two letters of credit of $1,100,000 and $3,000,000, with the ability to be increased by $4,500,000, have been transferred by CanFibre Lackawanna to the trustee to satisfy certain minimum funding requirements under the Trust Indenture. Drawings by the trustee under these two letters of credit are contingent on the availability of funds in the trust accounts to meet certain qualifying expenditure requirements. At December 31, 2000, the $1,100,000 (1999 - $Nil) letter of credit was fully drawn but no drawings have been made under the $3,000,000 letter of credit. The third letter of credit amounting to $16,400,000 was issued to Commerzbank to repay the principal under the loan proceeds advanced to CanFibre Lackawanna (note 10 (a)(ii)).

10. Long-term Debt - continued

(iii) Under the Subordinated Loan Agreement, CanFibre Lackawanna is subject to a 3% to 5% commitment fee, depending on the letter of credit, calculated on an average daily balance and payable quarterly, for unused amounts of the letters of credit discussed above.

In addition, as consideration for the credit facility, Kafus (note 8) issued 100,000 common shares to Enron and provided for $1,500,000 in structuring fees.

Under the terms of the Subordinated Loan Conversion Agreement between Enron and Kafus, Enron had the right to require Kafus to purchase any Eligible Deferred Principal (being any principal outstanding under the Subordinated Loan Agreement for which the due date has been deferred for one year by CanFibre Lackawanna) through the issuance of Kafus common shares at a purchase price equal to 75% of the then current trading price for the Kafus common shares. In addition, Enron had the right during the period between the completion date of the CanFibre Lackawanna facility and the second anniversary to require Kafus to purchase the Eligible Conversion Principal of the subordinated loans. As at December 31, 2000 these terms no longer apply due to the bankruptcy of Kafus (note 8).

(iv) *Income participation certificate series 1998*

In conjunction with the Subordinated Loan Agreement (note 10(a)(iii)), CanFibre Lackawanna provided Enron with 20 Units of a non-interest bearing Income Participation Certificate Series 1998 (the "Certificate") whereby Enron is to receive a percentage of the CanFibre Lackawanna facility's cash flows. Each Unit represents a right to receive a 5% share of the distributions to be made under the Certificate subject to an annual maximum amount of $2,000,000. The amounts to be distributed to the holder of this Certificate and Preferred Interest in CanFibre Lackawanna shall be in respective portions of 20/27 and 7/27 of the CanFibre Lackawanna facility's cash flows (as defined) for each year. Cash flow distributions shall commence upon the completion of the CanFibre Lackawanna facility (as defined in the agreement) and continue for 12 years thereafter. Any cumulative shortfall on annual payments bear interest at 14%. Payments made under the Certificate had been guaranteed by Kafus.

Under an Income Participation Certificate Purchase Agreement between Kafus and Enron, commencing on the first anniversary of the completion date of the CanFibre Lackawanna facility, Kafus could have been required by Enron to purchase the Certificate and Kafus could have, at its option, purchased the Certificate for $11,000,000, less the net present value of any amounts previously paid to Enron under the Certificate. The exercise price would have been payable at Enron's option in cash or common shares of Kafus. As at December 31, 2000 these terms no longer apply due to the bankruptcy of Kafus (note 8).

The Certificate was recorded on issuance at its estimated value of $11,000,000 as an additional deferred financing cost with a corresponding liability.

10. Long-term Debt - continued

(b) CanFibre Riverside

(i) Bonds

During 1997, the Authority issued $60,000,000 in tax-exempt Series 1997A bonds and $25,000,000 taxable Series 1997B bonds (the "Bonds"). The Authority lent all of the proceeds of the Bond offerings to CanFibre Riverside under loan agreements which bear terms that are equivalent to those of the Bonds. Access to these funds is restricted (note 7(b)).

These bonds were written down to $3,500,000 in 2000, based on the realizable value of their underlying security interests, as part of the accounting for the wind-up of the CanFibre Riverside operation (note 4). The loan agreements are secured by a charge over all assets related to the CanFibre Riverside project, including title to land, agreements, contracts, certificates, instruments and other documents related to the project.

The Series 1997A bonds were to bear interest at 9% per annum, payable semi-annually in arrears, maturing on July 1, 2019. The Series 1997B bonds issued to Enron, a security holder in the Company and certain subsidiaries, were to bear interest at 9.44% per annum, payable semi-annually in arrears, maturing on July 1, 2014.

(ii) Subordinated note payable

In July 1997, Enron provided to the trustee of the CanFibre Riverside bonds a $15,000,000 letter of credit which, subject to certain conditions, the trustee could draw upon to fund specified costs. To the extent that the trustee utilized the letter of credit, CanFibre Riverside became liable for repayment of the amounts under a subordinated note with Enron. The letter of credit expired on April 30, 2000. Borrowings outstanding under the subordinated note were to bear interest at 14% per annum, due quarterly, with principal due quarterly beginning October 2006 with the balance due in July 2009. The Company pledged CanFibre Riverside's common stock and preferred stock as security for the subordinated note. At December 31, 2000, $15,000,000 (1999 - $12,241,668) had been drawn on this letter of credit.

This subordinated note payable was written off as part of the accounting for the wind-up of the CanFibre Riverside operation (note 4).

(iii) Income participation certificate

Pursuant to the subordinated note payable with Enron, CanFibre Riverside issued 25 Units of a non-interest bearing Income Participation Certificate to Enron whereby Enron was to receive a percentage of the CanFibre Riverside facility's cash flow (as defined). Each Unit represents the right to receive 1% of the CanFibre Riverside facility's cash flow, after deducting certain items, beginning from the completion date of the CanFibre Riverside facility (as defined in the agreement) until the later of July 1, 2009 or ten years from the completion date of the CanFibre Riverside facility. CanFibre Riverside's payments to Enron under the Income Participation Certificate were guaranteed by Kafus (note 8). Pursuant to an Income Participation Certificate Purchase Agreement, commencing on the first anniversary of the completion date of the CanFibre Riverside facility, Kafus would have been required by Enron to purchase the Income Participation Certificate from Enron for $12,500,000 less the net present value of any amounts previously paid to Enron by CanFibre Riverside under the certificate. Kafus could have, at its option, purchased the Income Participation Certificate from Enron for $15,000,000, less the net present value of any amounts previously paid on the certificate. The exercise price was payable, at Enron's option, in cash or common shares of Kafus.

This income participation certificate was written off as part of the accounting for the wind-up of CanFibre Riverside operations (note 4).

11. Notes Payable to Kafus Industries Ltd.

		2000		1999
Promissory note payable, including accrued interest of $853,092 (1999 - $389,599) (a)	$	8,089,895	$	7,626,402
Subordinated promissory note payable, including accrued interest of $3,254,185 (1999 - $2,188,680) (b)		13,254,185		12,188,680
	$	21,344,080	$	19,815,082

(a) Promissory note payable

Effective December 31, 1998, the company issued a promissory note payable for $7,236,803 to Kafus bearing interest at prime calculated at the beginning of each year, compounded annually and maturing on December 31, 2001. The Note was issued in settlement of charges for structuring fees, project development costs, development fees and working capital requirements relating primarily to the CanFibre Lackawanna project, including a development fee of $3,000,000 charged by Kafus on the CanFibre Lackawanna project. During the year ended December 31, 2000, the Company was charged interest of $463,493 (1999 - $389,599) by Kafus.

(b) Subordinated promissory note payable

On December 31, 1997, Enron and the Company entered into an agreement to amend the terms of a consulting service contract in exchange for a subordinated convertible promissory note (the "Subordinated Promissory Note") made by the Company and payable to Enron in the amount of $10,000,000. As at December 31, 1998, Kafus, Enron and the Company agreed to the assignment of the Subordinated Promissory Note from the Company to Kafus and the Company became obligated to Kafus for the remaining term of the Subordinated Promissory Note. The Subordinated Promissory Note bears interest at 10.20% per annum, compounded annually, and is due on December 31, 2003. During the year ended December 31, 2000, the Company was charged interest of $1,065,505 (1999 - $1,168,680) by Kafus. At the Company's option, the Subordinated Promissory Note may be prepaid in full upon 30 days notice. The Subordinated Promissory Note is subordinated to obligations due to any bank, insurance company or other financial institution by the Company. Kafus has the option to convert the outstanding principal amount of the Subordinated Promissory Note into the right to receive from the Company an amount equal to 5% of the available cash flow, as defined, from the Company and its subsidiaries from the time of conversion until July 31, 2007.

12. Deferred Credit

In 1998, CanFibre Riverside entered into a series of forward delivery agreements with financial institutions to hedge its exposure to interest rate fluctuations on two funds held by the trustee. Under these agreements, CanFibre Riverside received a lump sum fee of $5,765,884 as consideration for the future interest earnings potential on certain funds held in trust. The balance of this deferred credit was written off to the gain on wind-up of CanFibre Riverside operations (note 4). In 1999, CanFibre Lackawanna entered into a similar arrangement and received payments aggregating $3,586,800. The proceeds from these forward delivery arrangements have been recorded as a deferred credit and are being amortized on a yield basis over the life of the forward delivery agreements. During the year ended December 31, 2000, amortization of $179,340 (1999 - $464,069) was recognized and recorded offsetting the liability. The $160,184 amortization recorded at CanFibre Riverside was included in the gain on wind-up of CanFibre Riverside (note 4) as it was included in the CanFibre Riverside deferred credit balance.

13. Non-controlling Interests

	2000			1999
	Equity Investment	Allocation of losses	Net non-controlling interest	Net non-controlling interest
Preferred equity interest in CanFibre of Lackawanna (a)	$ 9,500,000	(595,975)	$ 8,904,025	$ 9,168,369
Redeemable preference shares in CanFibre of Riverside, Inc. (b)	-	-	-	4,000,000
	$ 9,500,000	(595,975)	$ 8,904,025	$ 13,168,369

(a) CanFibre Lackawanna

Pursuant to the Equity Subscription Agreement dated December 31, 1998, HSB Engineering acquired the Preferred Equity Interest in CanFibre Lackawanna for consideration equal to a $9,500,000 promissory note (note 5). The Preferred Interest holder in CanFibre Lackawanna is entitled to a percentage of the CanFibre Lackawanna's annual cash flows (as defined) to a maximum of $700,000 per annum and receives a preferential allocation of 90% of depreciation deductions and 12.5% of net loss amounts (as defined) as provided for under the Amended and Restated Limited Liability Company Agreement of CanFibre Lackawanna. The distributions shall commence upon the completion of the CanFibre Lackawanna facility and continue for twelve years thereafter.

Under an Option Agreement dated December 31, 1998 between Kafus (note 8) and HSB Engineering, HSB Engineering has a put option and Kafus has a call option whereby Kafus could be required to purchase HSB Engineering's Preferred Equity Interest in CanFibre Lackawanna anytime after the completion date of the CanFibre Lackawanna facility and prior to the twelfth anniversary of the completion date with the exception that the put option will commence one year after the completion date. Under the call option and put option, the exercise price shall be equal to the greater of (i) the tax amount payable by HSB Engineering as a result of the sale of its Preferred Equity Interest and (ii) the amount of HSB Engineering's capital contributions plus an amount sufficient to provide HSB Engineering with an after tax internal rate of return of 37% for the call option and an after tax internal rate of return of 33.5% for the put option.

On the exercise of the put or call option, up to the lesser of (i) 50% of the put or call price, as applicable, and (ii) $9,500,000 could have been paid in common shares of Kafus at the option of HSB Engineering.

In conjunction with HSB Engineering's equity financing, CanFibre Lackawanna paid HSB Engineering $500,000 in structuring fees and an engineering due diligence fee of $50,000.

(b) CanFibre Riverside

The Series A preference shares in CanFibre Riverside of $4,000,000 were to bear interest at 5% per annum and were subject to mandatory redemption on June 1, 2020. Dividends were payable in shares of Series B redeemable preferred stock in CanFibre Riverside at the liquidation value of $1,000 per share until July 1999, and subsequently in cash. These preference shares were written off to the gain on wind-up of CanFibre Riverside (note 4).

14. Share Capital

(a) Authorized

Authorized share capital consists of an unlimited number of voting common shares without par value, and an unlimited number of Series A Preference shares, $0.01 per share, 5% convertible, redeemable, in CanFibre Riverside (note 13(b)).

(b) Issued

	Number of Shares	Assigned value
Common shares		
Balance as at December 31, 1998	36,723,585	$ 31,874,264
Issued for cash on exercise of options in 1999	374,000	342,510
Balance as at December 31, 1999 and 2000	37,097,585	$ 32,216,774

(c) Stock options

The Company has a stock option plan which allows the Company, at the discretion of the Board of Director, to issue options to employees, directors and consultants to purchase common shares of the Company. The exercise price of the options is equal to or greater than the market value of the underlying common shares on the date of grant. The stock options expire at various periods up to April, 2009 and have vesting periods as determined by the Company. The exercise prices range from Cdn $1.25 to Cdn $4.15. At December 31, 2000, all options granted have vested.

The following summarizes changes in stock options for the last two years:

	2000		1999	
	Shares	Weighted average exercise price (Cdn)	Shares	Weighted average exercise price (Cdn)
Outstanding, beginning of year	3,530,300	$ 2.17	3,193,300	$ 1.98
Granted	-	-	736,000	2.61
Exercised	-	-	(374,000)	1.35
Forfeited	(100,000)	(3.50)	(25,000)	(2.00)
Outstanding, end of year	3,430,300	$ 2.14	3,530,300	$ 2.18
Options in the money at year end	-		-	

15. Supplementary Disclosure of Cash Flow Information

	2000	1999
Amortization and write-down - capital assets	$ 3,548,171	$ 1,881,959
Amortization and write-down - deferred expenditures	36,438,313	-
	39,986,484	1,881,959
Amortization credited against capital assets	179,340	-
Amortization of prepaid interest credited against asset	962,402	962,403
Amortization of deferred financing costs included in interest expense	407,570	244,281
Amortization of deferred credit recorded against the liability	(339,524)	(122,028)
Amortization of deferred start up costs included in gain on liquidation of CanFibre Riverside	7,944,632	-
	$ 49,140,904	$ 2,966,615
Interest paid	$ 14,278,043	$ 16,016,544

16. Contingencies

(a) HSB Group, Inc.

Effective December 31, 1998, HSB Group, Inc. ("HSB Group") issued a $3,000,000 irrevocable letter of credit, expiring January 31, 2001, in favour of Kafus (note 8) which was transferred to the trustee of the CanFibre Lackawanna facility to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit are contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, Kafus issued a Secured Note in the amount of the lesser of $3,000,000 or the amounts drawn under the letter of credit. The Secured Note bears interest on the outstanding balance at 15% per annum compounded monthly with principal and interest due on December 31, 2000. Kafus is required to pay an annual commitment fee of 3.4% of the average daily unused amounts under the letter of credit. The Secured Note is secured by the pledge of Kafus common shares with a minimum fair value of $5,000,000 by a shareholder of Kafus. In conjunction with HSB Group's financing, Kafus issued 75,000 of their own common shares to HSB Group as a structuring fee.

At December 31, 2000 and 1999, no amounts were outstanding under the letter of credit or the Secured Note.

(b) Stone & Webster Development Corporation

Pursuant to a Standby Equity Subscription Agreement dated December 31, 1998 between Stone & Webster Development Corporation ("SWDC") and CanFibre Lackawanna, SWDC issued a $3,500,000 irrevocable letter of credit, expiring January 31, 2001, in favour of the trustee of the CanFibre Lackawanna project to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit are contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, CanFibre Lackawanna has granted SWDC an equity interest in the Junior Preference Interest of CanFibre Lackawanna for the actual drawings up to $3,500,000 under the letter of credit. The Junior Preference Interest holder is entitled to cumulative dividends at 10% per annum.

Under a Junior Preference Interest Conversion Agreement dated December 31, 1998 between SWDC and the Company, the holder of the Junior Preference Interest will have the right, at any time on or after the third anniversary of the completion date of the CanFibre Lackawanna facility, to convert such Junior Preference Interest into common shares of the Company at a price equal to the then current trading price for the Company's common shares. The Junior Preference Interest can be purchased by the Company at any time for a cash payment equal to SWDC's invested capital plus a 10% rate of return. At December 31, 2000 and 1999, no amounts were outstanding under the letter of credit and accordingly, no Junior Preference Interest of CanFibre Lackawanna has been granted.

16. Contingencies - continued

(c) Dieffenbacher Panel Production Systems GmbH

In February 1999, Dieffenbacher Panel Production Systems GmbH ("Dieffenbacher") provided a $750,000 letter of credit on behalf of CanFibre Lackawanna. In turn, CanFibre Lackawanna agreed to purchase certain equipment for the CanFibre Lackawanna facility from Dieffenbacher at market prices. Drawings under the letter of credit are to be used for construction and related expenditures of the CanFibre Lackawanna facility. The letter of credit expired January 2001. As at December 31, 2000 and 1999, no amounts were outstanding under the letter credit.

(d) Legal actions

(i) The Company and CanFibre Riverside, prior to the commencement of SWEC's bankruptcy proceedings, pursued an action against SWEC relating to the CanFibre Riverside facility. In the Company's opinion, SWEC has failed to meet its performance criteria and obligations under the construction contract and accordingly has assessed penalties to SWEC totaling approximately $3.5 million pursuant to the construction contract. SWEC claims that it has met all performance criteria and is not liable under the contract for either the penalties or the lump sum penalty payment of $17.5 million due on January 18, 2000. SWEC is also seeking damages through arbitration of up to $8.0 million for breach of contract and additional costs as a result of alleged changes made to the project by the Company, and is requesting that the Company pay all outstanding construction and retainage payable amounts. CanFibre Riverside has commenced arbitration proceedings against SWEC in order to pursue its claims in excess of $45 million. The Company believes that it will ultimately prevail in its claims against SWEC, however, the actions by the Company and SWEC are in the preliminary stage and the outcome and amounts are not determinable. In the Company's opinion, the action by SWEC has no merit and the Company will successfully defend itself against the action. Accordingly, no amount has been recorded with respect to the action.

(ii) Apollo Wood Recovery, Inc. ("Apollo"), a major supplier of waste wood has commenced arbitration against CanFibre Riverside and CanFibre U.S., Inc. (a wholly-owned subsidiary of the Company) seeking arbitration of certain claims by Apollo under a waste wood supply agreement between Apollo and CanFibre Riverside and certain agreements and alleged agreements between Apollo and CanFibre U.S., Inc. Proceedings in this case were stayed due to CanFibre Riverside voluntarily filing under Chapter 11 of the United States bankruptcy code.

(iii) The Company and CanFibre Lackawanna are currently pursuing an action against SWEC relating to the CanFibre Lackawanna facility. In the Company's opinion, SWEC has not fulfilled their contractual obligations on account of them not paying the sub-contractors working on the CanFibre Lackawanna site. CanFibre Lackawanna then had to pay the sub-contractors an amount approximating $7,500,000 for services they had already paid for, to the Stone Webster Operating Company ("SWOC"). This amount has been debited to the accounts payable and accrued liabilities. SWOC is also seeking damages from CanFibre Lackawanna for non-performance of the contract due to CanFibre Lackawanna not paying them for the April/May, 2000 period before the contract was terminated. The totals credited to accounts payable and accrued liabilities on account of outstanding amounts to SWOC approximate $9,000,000. In the Company's opinion, the action by SWOC has no merit and, accordingly, no amount has been recorded in the accounts with respect to this action against the Company.

(iv) As at January 26, 2001, approximately $6,300,000 of liens have been filed against the CanFibre Lackawanna facility. As the ultimate liability for these liens cannot be determined at this time, the underlying amounts of these liens have not been recorded in these financial statements. The priority of the liens for the holders of the bonds and the holders of the subordinated debt that financed the facility, relative to these liens, have been insured as part of the facility title insurance.

17. Commitments

Forintek license

On December 1, 1997, the Company entered into a head license agreement with Forintek Canada Corp. ("Forintek") entitling it to the use of certain technology rights in the production process of its MDF plants for a term of 15 years. Under the Agreement, the Company is required to pay Cdn. $75,000 in annual maintenance fees and Cdn. $500,000 royalty fee for each capital asset that incorporates the use of this technology. For each maintenance fee payment, Cdn. $50,000 shall be creditable against future royalties due.

18. Income Taxes

The Company and its subsidiaries have approximately $13,500,000 of non-capital losses carried forward available to reduce future years' taxable income, $5,600,000 until 2006 and $7,900,000 until 2007 in its Canadian operations. Subsidiaries of the Company also have approximately $48,750,000 ($35,000,000 Canfibre Riverside) of net operating loss carried forward available to reduce future years' taxable income in its U.S. operations. Of these losses $15,200,000 ($12,000,000 from CanFibre Riverside) expire in 2019 and $33,550,000 ($23,000,000 from CanFibre Riverside) expire in 2020. The benefit of these available loss carry forwards has not been recorded in the accounts.

19. Financial Instruments

(a) Fair value

The fair values of financial instruments included in current assets and liabilities (excluding payables to related parties) are estimated to equal their carrying values due to their ability for prompt liquidation or the short-term to their settlement. Although it is restricted as to use, the fair value of restricted cash is also currently estimated to be equal to its carrying value due to the form in which the funds are held.

The fair value of amounts payable and notes payable to related parties cannot be reasonably estimated due to the nature of the amounts due, the relationship between the related parties and the Company, and the lack of a ready market for the related party obligations.

The fair value of the CanFibre Lackawanna bonds has been estimated by management to not be materially different from their carrying values as they do not believe there has been any significant change in the risk or return profile on the bonds since the date of their issuance. The fair value of the other indebtedness is not reasonably and practically determinable given the unique project financing nature of the indebtedness, Enron's other business relationships with the Company, and the lack of a ready public market for such financing arrangements.

(b) Interest rate risk

Terms of outstanding long-term debt are disclosed in note 10. As indebtedness bears interest at fixed rates, no material interest rate risk exists.

(c) Currency fluctuation risk

The Company has not entered into any foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations or these financial statements. However, as the majority of assets and liabilities are located in the United States and originally denominated in U.S. dollars, management believes any significant foreign currency fluctuation risk is mitigated.

CORPORATE INFORMATION

DIRECTORS & OFFICERS

Christopher D. Carl
President, CEO and Director

Terence D. Brentnall
Chief Financial Officer

Gordon Clough
Vice-President,
Sales & Marketing

George DeCristoforo
Director

Dayl Crow
Director

Ross A. Drane
Director

Andrew Schwab
Director

THE CANFIBRE GROUP LTD.

Head Office
Suite 1501
8 King St. East
Toronto, Ontario
M5C 1B5
Tel: 416-681-9990
Fax: 416-681-9992

CANFIBRE OF RIVERSIDE, INC.
1755 Brown Avenue,
Riverside, California
92509
Tel: 909-682-8500
Fax: 909-682-5004

CANFIBRE OF LACKAWANNA LLC.
300 Commerce Drive,
Lackawanna, New York
14218
Tel: 716-827-3008
Fax: 716-827-3009

SHARES LISTED

Canadian Dealing Network, Toronto
Trading Symbol: YCF (Tier 3)

CANADIAN LEGAL COUNSEL

Carbonaro Kligerman Sugar LLP
Barristers & Solicitors
Suite 1600
390 Bay Street
Toronto, Ontario M5H 2Y2
Tel: 416-368-2500
Fax: 416-368-0909

AUDITORS

PKF HILL LLP
Suite 200
41 Valleybrook Drive
Toronto, Ontario M3B 2S6

INVESTOR RELATIONS & WEBSITE INQUIRIES

Toll Free: 1-888-355-4733
CanFibre: 416-681-9990
Email: canfibre@direct.ca
Website: www.canfibre.com

TRANSFER AGENT

Computershare Investment Services
510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604-661-9400
Fax: 604-669-1548

CUSIP NO.

13753R102